May 22, 2019

Cynthia C. Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia 23510

       Re: NORFOLK SOUTHERN CORP
           Form 10-K for the Year Ended December 31, 2018
           Filed February 8, 2019
           File No. 001-08339

Dear Ms. Earhart:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Sheryl Winter